Exhibit 5.1

September 19, 2014

Enumeral Biomedical Holdings, Inc.

One Kendall Square,

Building 400, 4th Floor

Cambridge, MA 02139

Dear Sir or Madam:

We have acted as counsel to Enumeral Biomedical Holdings, Inc. (the “Company”) in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), regarding the resale of up to 53,035,356 shares of the common stock, par value $0.001 per share, of the Company (the “Common Stock”).

The Common Stock consists of: (a) 43,099,020 shares of Common Stock issued to investors in the Company’s July 2014 private placement (the “Private Placement”), itself comprised of 21,549,510 shares of Common Stock which are currently outstanding (the “PPO Shares”), and 21,549,510 shares of Common Stock (the “PPO Warrant Shares”) issuable upon exercise of common stock purchase warrants (the “PPO Warrants”); (b) 2,000,000 shares of Common Stock (the “Agent Warrant Shares”) issuable upon exercise of common stock purchase warrants (the “Agent Warrants”), such Agent Warrants having been issued to the placement agents in the Private Placement; (c) 6,242,589 shares of Common Stock issued to the former holders of common and preferred stock of Enumeral Biomedical Corp (“Enumeral”) pursuant to the terms of the merger agreement (the “Merger Agreement”) in connection with the merger (the “Merger”) of a wholly owned subsidiary of the Company with and into Enumeral, itself comprised of 6,058,907 shares of Common Stock currently outstanding (the “Enumeral Shares) and 183,682 shares of Common Stock (the “Enumeral Warrant Shares,” and together with the PPO Warrant Shares and the Agent Warrant Shares, the “Warrant Shares”) issuable upon exercise of common stock purchase warrants (the “Enumeral Warrants,” and together with the PPO Warrants and the Agent Warrants, the “Warrants”); and (d) 1,693,747 shares of Common Stock issued to the pre-Merger stockholders of the Company pursuant to anti-dilution provisions of the Merger Agreement that are currently outstanding (which together with the PPO Shares and the Enumeral Shares are, the “Shares”), all as more fully described in the Registration Statement.

In connection with this opinion letter, we have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

The opinions expressed below are limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing, we are of the opinion that: (1) the Shares have been duly authorized and are legally issued, fully paid and non-assessable; and (2) that the Warrant Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the respective Warrants, will be legally issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as an Exhibit to the Registration Statement and all amendments thereto, and the references therein to Duane Morris LLP and its opinions. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ Duane Morris LLP